Exhibit 12.1

Statement re: Computation of ratio of earnings to fixed charges

The following tables set forth our ratio of earnings to fixed charges for the periods indicated, using financial information compiled in accordance with IFRS, as adopted by the European Union and IFRS issued by the IASB. IFRS is our primary GAAP.

	Year ended March 31,
	2012	2011	2010	2009	2008
Earnings to fixed charges	3.05	2.89	3.04	1.89	2.73

The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. Earnings represents pre-tax income from continuing operations before minority interests, income or loss from joint ventures and associates, fixed charges, amortization of capitalized interest plus dividends received from joint ventures and associates less capitalized interest. Fixed charges includes interest expense (including amortized premiums, discounts and capitalized expenses related to indebtedness and, for IFRS, excluding amounts recognized in interest in respect of pension liabilities) plus interest portion of lease rentals and preferred stock dividends.

	Year ended March 31,
	2012	2011	2010	2009	2008
	(£ in millions)
Profit before tax from continuing operations before adjustment for minority interest or income or loss from joint ventures and associates	2,552	2,617	2,185	1,389	2,178
Fixed charges (see below)	1,232	1,334	1,042	1,441	1,200
Dividends from joint ventures and associates	26	9	18	—	—
Amortization of capitalized interest	30	28	24	25	22
Less: capitalized interest	(124)	(129)	(99)	(133)	(119)

	3,716	3,859	3,170	2,722	3,281

Fixed charges
Interest expense, including amortization of debt expense and similar charges	1,200	1,304	1,013	1,414	1,179
Interest portion of rental expense (33 per cent. of rentals)(1)	32	30	29	27	21

	1,232	1,334	1,042	1,441	1,200

Note:

(1)	33 per cent. is considered to be a reasonable approximation of the interest factor.